FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FROM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT”, COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Bema Gold Corporation (“Bema” or the “Company”)
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change April 13, 2005

Item 3:

News Release

The News Release was disseminated on April 13, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX, AMEX-BGO, AIM-BAU) (“Bema”) announced that it has signed an agreement, subject to regulatory approval, with Bayerische Hypo- und Vereinsbank AG (“HVB”) to increase the amount of the Kupol project bridge loan facility, previously announced on July 27, 2004, from US$60 million to US$100 million.

Item 5:

Full Description of Material Change

Bema announced that it has signed an agreement, subject to regulatory approval, with HVB to increase the amount of the bridge loan facility (the “Facility”), previously announced on July 27, 2004, from US$60 million to US$100 million for the continued development of the Kupol project located in north eastern Russia.

Bema will continue to guarantee the Facility which will mature no later than July 21, 2006, subject to earlier repayment of the Facility from a portion of the proceeds of the planned Kupol project financing, which is expected to be arranged in mid 2005.

As consideration for the increase in the amount of the Facility, the Company has agreed to:

	(a)	pay to HVB an arrangement fee of US$340,000; and

(b)
subject to regulatory approval, to issue to HVB a share purchase warrant that entitles HVB to purchase up to 500,000 common shares of the Company at an exercise price of US$2.80 per Warrant Share at any time during the period of five years from the date of the issuance of the Warrant.

The Facility and Bema’s guarantee are secured against Bema’s current interest in the Kupol project (currently 40%) and its right to acquire up to a 75% interest in the project. Interest is payable at a rate of LIBOR plus 2.5% for the first year of the loan, escalating to LIBOR plus 2.75% on the second year. The Facility includes customary covenants for a debt financing of this type, including maintenance of certain financial ratios by Bema.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Date of Report

DATED at Vancouver, British Columbia, this 19th day of April, 2005.